SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 1)
(RULE 13e-4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Lear Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Restricted Stock Unit Awards
(Title of Class of Securities)

521865105
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Terrence B. Larkin
Senior Vice President, General Counsel, and Corporate Secretary
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033
(248) 447-1500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:
Bruce A. Toth
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, IL 60601
(312) 558-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$3,648,322	$143.38

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 231,492 restricted stock unit awards, which have an approximate aggregate value of $3,648,322, will be exchanged for stock appreciation rights and/or credits to notional cash accounts pursuant to the terms of this offer. The aggregate value of such restricted stock unit awards was calculated based on the average of the high and low market price of Lear Corporation’s common stock, par value $0.01 per share, as reported by the New York Stock Exchange on August 12, 2008. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the transaction valuation.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 143.38	Filing party:	Lear Corporation
Form or Registration No.:	Schedule TO	Date filed:	August 14, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.(a)(8)

INTRODUCTORY STATEMENT
     This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Rule 13e-4 Tender Offer Statement on Schedule TO originally filed on August 14, 2008 (as amended and supplemented, the “Statement”), with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with the offer by Lear Corporation (“Lear”) to certain of its eligible employees to exchange, in 25% increments, up to 50% of outstanding restricted stock unit awards issued to such employees under the Lear Corporation Management Stock Purchase Plan (the “MSPP”) for (i) a cash-settled stock appreciation right, (ii) a credit to the employee’s notional dollar-denominated, interest-bearing deferred compensation account established under the MSPP or (iii) a combination thereof, upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 14, 2008, a copy of which is filed as Exhibit (a)(1) to the Statement (the “Offer to Exchange”), the Acceptance Letter, a form of which is filed as Exhibit (a)(3) to the Statement (the “Acceptance Letter”) and the Withdrawal Letter, a form of which is filed as Exhibit (a)(4) to the Statement (the “Withdrawal Letter”).
ITEM 12. EXHIBITS.
Item 12 is amended and supplemented to include the following exhibit:
(a)(8)	Employee Presentation Materials

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LEAR CORPORATION
By:	/s/ Terrence B. Larkin
Terrence B. Larkin
Senior Vice President, General Counsel, and Corporate Secretary

     Date: August 20, 2008

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 14, 2008

(a)(2)*	Letter to all Eligible Employees from Daniel A. Ninivaggi, dated August 14, 2008

(a)(3)*	Form of Acceptance Letter

(a)(4)*	Form of Withdrawal Letter

(a)(5)*	Forms of Confirmation Emails

(a)(6)*	Forms of Reminder Communications to Eligible Employees

(a)(7)*	Supplement to the 2006, 2007 and 2008 Management Stock Purchase Plan Terms and Conditions

(a)(8)**	Employee Presentation Materials

(d)(1)	Lear Corporation Long-Term Stock Incentive Plan, as amended and restated, Conformed Copy through Fourth Amendment (incorporated by reference to Exhibit 4.1 of Post-Effective Amendment No. 3 to Lear’s Registration Statement on Form S-8 filed on November 3, 2006)

(d)(2)	Fifth Amendment to Lear Corporation Long-Term Stock Incentive Plan, effective November 1, 2006 (incorporated by reference to Exhibit 10.12 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2006)

(d)(3)	2006 Management Stock Purchase Plan (U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.41 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2005)

(d)(4)	2007 Management Stock Purchase Plan (U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.33 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2006)

(d)(5)	2008 Management Stock Purchase Plan (U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.37 to Lear’s Annual Report on Form 10-K/A for the year ended December 31, 2007)

(d)(6)	2006 Management Stock Purchase Plan (Non-U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.42 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2005)

(d)(7)	2007 Management Stock Purchase Plan (Non-U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.34 to Lear’s Annual Report on Form 10-K for the year ended December 31, 2006)

(d)(8)	2008 Management Stock Purchase Plan (Non-U.S.) Terms and Conditions (incorporated by reference to Exhibit 10.38 to Lear’s Annual Report on Form 10-K/A for the year ended December 31, 2007)

*	Previously filed with the Tender Offer Statement on Schedule TO, filed with the SEC on August 14, 2008.

**	Filed herewith.

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